UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

KiOR, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

497217 10 9
(CUSIP Number)

BIOeCON B.V.
Hogebrinkerweg 15 e
3871 KM Hoevelaken
The Netherlands
Tel: +31 33 254 04 73
Attn: Paul O’Connor

Copies to:

Whitney J. Smith, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
                                  (212) 536-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                  January 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 6,353,576 *
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,353,576 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 10.80%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 5,353,576 shares of Class B Common Stock held by BIOeCON B.V. which are convertible into 5,353,576 shares of Class A Common Stock at any time, at the option of the holder, and 1,000,000 shares of Class A Common Stock held by BIOeCON B.V.  BIOeCON B.V. may be deemed to share voting power over these shares with Paul O’Connor, its managing director, BIOeCON Holding B.V., its controlling stockholder and BIOeCON International Holding N.V., the controlling stockholder of BIOeCON Holding B.V.  Percentage ownership is calculated based on 52,487,890 shares of Class A Common Stock issued and outstanding, which is the sum of 51,487,890 Class A Common Stock shares as reported on the Form 10-Q filed by KiOR, Inc. with the Securities and Exchange Commission on November 14, 2012 and 1,000,000 Class A Common Stock shares issued upon conversion by BIOeCON B.V. of 1,000,000 Class B Common Stock shares as described herein.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 6,353,576 *
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,353,576 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 10.80%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 5,353,576 shares of Class B Common Stock which are convertible into 5,353,576 shares of Class A Common Stock, held by BIOeCON B.V., and 1,000,000 shares of Class A Common Stock held by BIOeCON B.V., of which BIOeCON Holding B.V. is a controlling stockholder and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BIOeCON International Holding N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: Curacao, Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 6,353,576 *
9. Sole Dispositive Power: 6,353,576 *
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,353,576 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 10.80%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 5,353,576 shares of Class B Common Stock which are convertible into 5,353,576 shares of Class A Common Stock, held by BIOeCON B.V., and 1,000,000 shares of Class A Common Stock held by BIOeCON B.V., of which BIOeCON International Holding N.V. controls as the controlling stockholder of BIOeCON Holding B.V.  BIOeCON International Holding N.V. has sole dispositive power over the shares, and may be deemed to share voting power.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Paul O’Connor
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,378,421 *
8. Shared Voting Power: 6,353,576 **
9. Sole Dispositive Power: 1,378,421 *
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,731,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 13.14%
14.	Type of Reporting Person (See Instructions): IN

*	The amount of securities beneficially owned represents 1,378,421 shares of Class A Common Stock owned by Paul O’Connor (including immediate family members who share the same household).
**
The amount of securities beneficially owned represents 5,353,576 shares of Class B Common Stock which are convertible into 5,353,576 shares of Class A Common Stock, held by BIOeCON B.V., and 1,000,000 shares of Class A Common Stock held by BIOeCON B.V., of which Paul O’Connor is the managing director and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements Items 4 and 5 of the original statement on Schedule 13D filed on July 12, 2011 with the Securities and Exchange Commission and amended by that certain Amendment No. 1 to Schedule 13D filed on May 25, 2012 and that certain Amendment No. 2 to Schedule 13D filed on October 2, 2012 (as amended, the “Schedule 13D”), which relates to Class A Common Stock, par value $0.0001 per share (“Class A Stock”), of KiOR, Inc., a Delaware corporation (“KiOR”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following sentence to the end of the first paragraph thereof:

BIOeCON may effect a distribution of some or all of its Class B Stock to its ultimate beneficial owners in the foreseeable future.  On January 15, 2013, BIOeCON BV voluntarily converted 1,000,000 shares of its Class B Stock into 1,000,000 shares of Class A Stock.  In the future, BIOeCON may sell all or a portion of this Class A Stock for tax obligations.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

As of January 28, 2013, BIOeCON BV owns 1,000,000 shares of Class A Stock and 5,353,576 shares of Class B Stock.  If the Class B Stock were converted into Class A Stock, then BIOeCON BV’s holdings would constitute 10.80% of the Class A Stock issued and outstanding as of that date.  BIOeCON Holding BV is a controlling stockholder of BIOeCON BV, BIOeCON NV is a controlling stockholder of BIOeCON Holding BV and Paul O’Connor is the managing director of BIOeCON BV, and thus they may be deemed to share voting power with BIOeCON BV with respect to these 1,000,000 shares of Class A Stock and 5,353,576 shares of Class B Stock.  BIOeCON NV has sole dispositive power with respect to these 1,000,000 shares of Class A Stock and 5,353,576 shares of Class B Stock.

As of January 28, 2013, Paul O’Connor (including his immediate family members sharing the same household) owns 1,378,421 shares of Class A Stock, which constitutes 2.34% of the Class A Stock issued and outstanding as of that date.

During the sixty days on or prior to the date hereof, Paul O’Connor effected the following open-market sales of Class A Stock:

Date of Sale	Number of Shares	Sale Price
11-26-2012	10,000	$5.98
11-27-2012	10,000	$6.27
11-28-2012	10,000	$5.92
11-29-2012	10,000	$6.00
11-30-2012	10,000	$6.08
12-3-2012	10,000	$6.21
12-5-2012	10,000	$5.96
12-6-2012	10,000	$5.94
12-7-2012	10,000	$6.19
12-7-2012	10,000	$6.00
12-10-2012	10,000	$6.03
12-11-2012	10,000	$5.82
12-12-2012	10,000	$5.97
12-13-2012	10,000	$6.03
12-14-2012	10,000	$5.95
12-17-2012	10,000	$6.04
12-18-2012	10,000	$6.02

12-19-2012	10,000	$6.59
12-20-2012	10,000	$6.36
12-21-2012	10,000	$6.22
12-27-2012	10,000	$6.16
12-27-2012	10,000	$6.36
12-28-2012	10,000	$6.10
12-28-2012	10,000	$6.11
12-31-2012	10,000	$6.26
12-31-2012	10,000	$6.24
1-2-2013	10,000	$6.47
1-3-2013	10,000	$6.50
1-4-2013	10,000	$7.25
1-7-2013	10,000	$7.01
1-8-2013	10,000	$6.81
1-9-2013	10,000	$6.57
1-10-2013	10,000	$6.57
1-11-2013	10,000	$6.54
1-14-2013	10,000	$6.51
1-15-2013	10,000	$6.46
1-16-2013	10,000	$6.28
1-17-2013	10,000	$6.27
1-18-2013	10,000	$6.21
1-22-2013	10,000	$6.19
1-23-2013	10,000	$6.12
1-24-2013	10,000	$6.06

Other than as set forth above, there have been no transactions in Class A Stock or Class B Stock effected by BIOeCON BV, BIOeCON Holding BV, BIOeCON NV or Paul O’Connor during the sixty days on or prior to the date hereof.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2013

BIOeCON B.V.

By:	/s/ Paul O'Connor
Name:	Paul O’Connor
Title:	Managing Director

BIOeCON HOLDING B.V.

By:	/s/ Paul O'Connor
Name:	Paul O’Connor
Title:	Managing Director

/s/ Paul O'Connor
Paul O’Connor

BIOeCON INTERNATIONAL HOLDING N.V.
By:	Orangefield Trust (Caribbean) N.V.,
Managing Director

By:	/s/ B. Bekkering
Name:	B. Bekkering
Title:	General Proxyholder

By:	/s/ S.M. Allee
Name:	S.M. Allee
Title:	General Proxyholder